FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 21st September 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	20 September 2012
Today's Date:	21 September 2012
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	20 September 2012

Name of Directors/PDMRs

See names listed below.

Nature of the transaction

Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDSB and RDS.A (as given below) under the Long-Term Incentive Plan, Deferred Bonus Plan and Restricted Share plan.

The values are as follows:

Peter Voser	€ 285,144.84
Simon Henry	£ 102,055.73
Matthias Bichsel	€ 69,469.56
Peter Rees	£ 31,718.08
Hugh Mitchell	£ 45,610.88
Marvin Odum	$ 94,461.84
Mark Williams	$ 98,931.12
Andrew Brown	£ 16,949.24

The number of shares is as follows:

Peter Voser	10369	RDSA
Simon Henry	4516	RDSB
Matthias Bichsel	2527	RDSA
Peter Rees	1404	RDSB
Hugh Mitchell	2019	RDSB
Marvin Odum	1323	RDS.A
Mark Williams	1386	RDS.A
Andrew Brown	750	RDSB

Classes of security

Royal Dutch Shell Class A - ordinary shares ("RDSA")
Royal Dutch Shell Class B - ordinary shares ("RDSB")
Royal Dutch Shell plc Class A - ADS ("RDS.A")

Note

Long Term Incentive Plan ("LTIP")

The LTIP is a performance based share plan under which Directors receive a conditional award of shares ("performance shares"). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the Company over a period of three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares ("dividend shares") and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Performance Share Plan ("PSP")

When awards are made under the LTIP other than to PDMRs the plan is called the Performance Share Plan. Andrew Brown received awards under the PSP prior to his appointment as a PDMR with effect from April 1, 2012. Further details of the PSP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Deferred Bonus Plan ("DBP")

The DBP requires that Executive Directors and Persons Discharging Managerial Responsibility invest no less than 25% of their annual bonus in deferred bonus shares. They may choose to invest up to 50% in such shares and the Plan provides for dividends in the form of shares ("dividend shares") to be accrued on the deferred bonus shares. For the purposes of disclosure and maintenance of certain statutory records, the number of shares does not include any performance-related matching shares that may be earned in accordance with the plan rules applicable to each award, the number of such performance related matching shares being unknown until the performance criteria are assessed at the end of the performance period. Further details of the DBP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Restricted Share Plan ("RSP")

The RSP is a share plan under which certain employees and Directors may receive a conditional award of shares. The shares vest three years after the award date subject to the employee or the Director being employed by a Shell Group company at that time. The conditional shares awarded under the RSP attract dividends in the form of shares ("dividend shares") during the retention period. Further details of the RSP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

Enquiries

Shell Media Relations
International, UK, European Press: +31 70 377 3600

Shell Investor Relations
Europe: + 31 70 377 3996
United States: +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 21 September 2012